UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(A) and Amendments Thereto Filed Pursuant to

§ 240.13d-2(a)

(Amendment No. 5)*

YRC Worldwide Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

984249607

(CUSIP Number)

The Carlyle Group

Attention: Jeffrey W. Ferguson

1001 Pennsylvania Avenue NW

Suite 220 South

Washington, DC 20004

(202) 347-2626

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 31, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 984249607	Page 1 of 26 Pages

1	Names of reporting persons The Carlyle Group L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 4,083,122
	9	Sole dispositive power 0
	10	Shared dispositive power 4,083,122
11	Aggregate amount beneficially owned by each reporting person 4,083,122
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row 11 14.3%
14	Type of reporting person (see instructions) PN

13D

CUSIP No. 984249607	Page 2 of 26 Pages

1	Names of reporting persons Carlyle Group Management L.L.C.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 4,083,122
	9	Sole dispositive power 0
	10	Shared dispositive power 4,083,122
11	Aggregate amount beneficially owned by each reporting person 4,083,122
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row 11 14.3%
14	Type of reporting person (see instructions) OO (Limited Liability Company)

13D

CUSIP No. 984249607	Page 3 of 26 Pages

1	Names of reporting persons Carlyle Holdings I GP Inc.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 1,749,789
	9	Sole dispositive power 0
	10	Shared dispositive power 1,749,789
11	Aggregate amount beneficially owned by each reporting person 1,749,789
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row 11 6.1%
14	Type of reporting person (see instructions) CO

13D

CUSIP No. 984249607	Page 4 of 26 Pages

1	Names of reporting persons Carlyle Holdings I GP Sub L.L.C.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 1,749,789
	9	Sole dispositive power 0
	10	Shared dispositive power 1,749,789
11	Aggregate amount beneficially owned by each reporting person 1,749,789
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row 11 6.1%
14	Type of reporting person (see instructions) OO (Limited Liability Company)

13D

CUSIP No. 984249607	Page 5 of 26 Pages

1	Names of reporting persons Carlyle Holdings I L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 1,749,789
	9	Sole dispositive power 0
	10	Shared dispositive power 1,749,789
11	Aggregate amount beneficially owned by each reporting person 1,749,789
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row 11 6.1%
14	Type of reporting person (see instructions) PN

13D

CUSIP No. 984249607	Page 6 of 26 Pages

1	Names of reporting persons TC Group, L.L.C.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 1,749,789
	9	Sole dispositive power 0
	10	Shared dispositive power 1,749,789
11	Aggregate amount beneficially owned by each reporting person 1,749,789
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row 11 6.1%
14	Type of reporting person (see instructions) OO (Limited Liability Company)

13D

CUSIP No. 984249607	Page 7 of 26 Pages

1	Names of reporting persons TC Group Sub L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 1,749,789
	9	Sole dispositive power 0
	10	Shared dispositive power 1,749,789
11	Aggregate amount beneficially owned by each reporting person 1,749,789
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row 11 6.1%
14	Type of reporting person (see instructions) PN

13D

CUSIP No. 984249607	Page 8 of 26 Pages

1	Names of reporting persons TC Group CSP II, L.L.C.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 1,749,789
	9	Sole dispositive power 0
	10	Shared dispositive power 1,749,789
11	Aggregate amount beneficially owned by each reporting person 1,749,789
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row 11 6.1%
14	Type of reporting person (see instructions) OO (Limited Liability Company)

13D

CUSIP No. 984249607	Page 9 of 26 Pages

1	Names of reporting persons CSP II General Partner, L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 1,749,789
	9	Sole dispositive power 0
	10	Shared dispositive power 1,749,789
11	Aggregate amount beneficially owned by each reporting person 1,749,789
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row 11 6.1%
14	Type of reporting person (see instructions) PN

13D

CUSIP No. 984249607	Page 10 of 26 Pages

1	Names of reporting persons Carlyle Strategic Partners II, L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 1,652,412
	9	Sole dispositive power 0
	10	Shared dispositive power 1,652,412
11	Aggregate amount beneficially owned by each reporting person 1,652,412
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row 11 5.8%
14	Type of reporting person (see instructions) PN

13D

CUSIP No. 984249607	Page 11 of 26 Pages

1	Names of reporting persons CSP II Coinvestment, L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 97,377
	9	Sole dispositive power 0
	10	Shared dispositive power 97,377
11	Aggregate amount beneficially owned by each reporting person 97,377
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row 11 0.3%
14	Type of reporting person (see instructions) PN

13D

CUSIP No. 984249607	Page 12 of 26 Pages

1	Names of reporting persons Carlyle Holdings II GP L.L.C.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 2,333,333
	9	Sole dispositive power 0
	10	Shared dispositive power 2,333,333
11	Aggregate amount beneficially owned by each reporting person 2,333,333
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 8.2%
14	Type of reporting person OO (Delaware limited liability company)

13D

CUSIP No. 984249607	Page 13 of 26 Pages

1	Names of reporting persons Carlyle Holdings II L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Québec
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 2,333,333
	9	Sole dispositive power 0
	10	Shared dispositive power 2,333,333
11	Aggregate amount beneficially owned by each reporting person 2,333,333
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 8.2%
14	Type of reporting person PN (Québec société en commandite)

13D

CUSIP No. 984249607	Page 14 of 26 Pages

1	Names of reporting persons TC Group Cayman Investment Holdings, L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 2,333,333
	9	Sole dispositive power 0
	10	Shared dispositive power 2,333,333
11	Aggregate amount beneficially owned by each reporting person 2,333,333
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 8.2%
14	Type of reporting person PN

13D

CUSIP No. 984249607	Page 15 of 26 Pages

1	Names of reporting persons TC Group Cayman Investment Holdings Sub L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 2,333,333
	9	Sole dispositive power 0
	10	Shared dispositive power 2,333,333
11	Aggregate amount beneficially owned by each reporting person 2,333,333
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 8.2%
14	Type of reporting person PN

13D

CUSIP No. 984249607	Page 16 of 26 Pages

1	Names of reporting persons CSP III AIV GP (Cayman), Ltd.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 2,333,333
	9	Sole dispositive power 0
	10	Shared dispositive power 2,333,333
11	Aggregate amount beneficially owned by each reporting person 2,333,333
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 8.2%
14	Type of reporting person OO (Cayman Islands Exempt Company)

13D

CUSIP No. 984249607	Page 17 of 26 Pages

1	Names of reporting persons CSP III AIV General Partner (Cayman), L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 2,333,333
	9	Sole dispositive power 0
	10	Shared dispositive power 2,333,333
11	Aggregate amount beneficially owned by each reporting person 2,333,333
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 8.2%
14	Type of reporting person PN

13D

CUSIP No. 984249607	Page 18 of 26 Pages

1	Names of reporting persons CSP III AIV (Cayman), L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 2,333,333
	9	Sole dispositive power 0
	10	Shared dispositive power 2,333,333
11	Aggregate amount beneficially owned by each reporting person 2,333,333
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 8.2%
14	Type of reporting person PN

13D

CUSIP No. 984249607	Page 19 of 26 Pages

Explanatory Note

This Amendment No. 5 to Schedule 13D (“Amendment No. 3”) amends the Schedule 13D filed with the Securities and Exchange Commission on December 9, 2011 (as amended and supplemented to date, the “Schedule 13D”), relating to the common stock, $0.01 par value (the “Common Stock”) of YRC Worldwide Inc. (the “Issuer”).

Item 2.	Identity and Background.

Item 2 is hereby amended and restated by the following:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

Carlyle Group Management L.L.C.

The Carlyle Group L.P.

Carlyle Holdings I GP Inc.

Carlyle Holdings I GP Sub L.L.C.

Carlyle Holdings I L.P.

TC Group, L.L.C.

TC Group Sub L.P.

TC Group CSP II, L.L.C.

CSP II General Partner, L.P.

Carlyle Strategic Partners II, L.P. (“CSP II”)

CSP II Coinvestment, L.P. (“CSP II Coinvest”)

Carlyle Holdings II GP L.L.C.

Carlyle Holdings II L.P.

TC Group Cayman Investment Holdings, L.P.

TC Group Cayman Investment Holdings Sub L.P.

CSP III AIV GP (Cayman), Ltd.

CSP III AIV General Partner (Cayman), L.P.

CSP III AIV (Cayman), L.P. (“CSP III”)

The address for each of TC Group Cayman Investment Holdings, L.P., TC Group Cayman Investment Holdings Sub L.P., CSP III AIV GP (Cayman), Ltd., CSP III AIV General Partner (Cayman), L.P., and CSP is c/o Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005 Cayman Islands. The address for each of the other Reporting Persons is c/o The Carlyle Group, 1001 Pennsylvania Ave. NW, Suite 220 South, Washington, D.C. 20004-2505.

Each of TC Group Cayman Investment Holdings, L.P., TC Group Cayman Investment Holdings Sub L.P., CSP III AIV GP (Cayman), Ltd., CSP III AIV General Partner (Cayman), L.P., and CSP III is a private investment fund organized in the Cayman Islands. Carlyle Holdings II L.P. is a Québec société en commandite. Each of the other reporting persons is organized in the state of Delaware.

Each of the Reporting Persons is principally engaged in the business of investments in securities.

The directors of Carlyle Group Management L.L.C. are William E. Conway, Jr., Daniel A. D’Aniello, Jay S. Fishman, Lawton W. Fitt, James H. Hance, Jr., Janet Hill, Edward J. Mathias, Dr. Thomas S. Robertson, David M. Rubenstein and William J. Shaw (collectively, the “Directors”). The executive officers of Carlyle Group Management LLC are William E. Conway, Jr., Daniel A. D’Aniello, Jeffrey W. Ferguson, Adena T. Friedman, David M. Rubenstein and Glenn A. Youngkin (collectively, the “Executive Officers,” and, together with the Ordinary Members and the Directors, the “Related Persons”). Each of the Related Persons is a citizen of the United States.

13D

CUSIP No. 984249607	Page 20 of 26 Pages

The present principal occupation of each of the Related Persons is as follows: William E. Conway, Jr., Co-Chief Executive Officer and Co-founder of The Carlyle Group; Daniel A. D’Aniello, Chairman and Co-founder of The Carlyle Group; Jay S. Fishman, Chairman and Chief Executive Officer of The Travelers Companies, Inc.; Lawton W. Fitt, Director of Carlyle Group Management L.L.C.; James H. Hance, Jr., Director of Carlyle Group Management L.L.C.; Janet Hill, Principal of Hill Family Advisors; Edward J. Mathias, Managing Director of The Carlyle Group; Dr. Thomas S. Robertson, Dean of the Wharton School at the University of Pennsylvania; David M. Rubenstein, Co-Chief Executive Officer and Co-founder of The Carlyle Group; William J. Shaw, Director of Carlyle Group Management L.L.C.; Jeffrey W. Ferguson, Managing Director and General Counsel of The Carlyle Group; Adena T. Friedman, Chief Financial Officer of The Carlyle Group; and Glenn A. Youngkin, Chief Operating Officer of The Carlyle Group. The business address of each of the Related Persons is c/o The Carlyle Group, 1001 Pennsylvania Ave., N.W., Suite 220 South, Washington, DC 20004-2505.

The agreement among the Reporting Persons relating to the joint filing of this Statement is attached as Exhibit 1 hereto.

During the past five years, none of the Reporting Persons or Related Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of the Transaction.

Item 4 is hereby amended and supplemented by the following:

Item 6 below describes the closing of the transactions contemplated by the Exchange Agreement and the Stock Purchase Agreement and is incorporated herein by reference.

Except as set forth in this Item 4, as amended and supplemented, the Reporting Persons and Related Persons have no present plans or proposals which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

13D

CUSIP No. 984249607	Page 21 of 26 Pages

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated by the following:

(a) – (b)

As of the date hereof, each of the Reporting Persons beneficially owns the aggregate number and percentage of Common Stock listed opposite its name, based upon 28,553,995 shares of Common Stock outstanding as of January 31, 2014.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
Carlyle Group Management L.L.C.	4,083,122	14.3%	0	4,083,122	0	4,083,122
The Carlyle Group L.P.	4,083,122	14.3%	0	4,083,122	0	4,083,122
Carlyle Holdings I GP Inc.	1,749,789	6.1%	0	1,749,789	0	1,749,789
Carlyle Holdings I GP Sub L.L.C.	1,749,789	6.1%	0	1,749,789	0	1,749,789
Carlyle Holdings I L.P.	1,749,789	6.1%	0	1,749,789	0	1,749,789
TC Group, L.L.C.	1,749,789	6.1%	0	1,749,789	0	1,749,789
TC Group Sub L.P.	1,749,789	6.1%	0	1,749,789	0	1,749,789
TC Group CSP II, L.L.C.	1,749,789	6.1%	0	1,749,789	0	1,749,789
CSP II General Partner, L.P.	1,749,789	6.1%	0	1,749,789	0	1,749,789
Carlyle Strategic Partners II, L.P.	1,652,412	5.8%	0	1,652,412	0	1,652,412
CSP II Coinvestment, L.P.	97,377	0.3%	0	97,377	0	97,377
Carlyle Holdings II GP L.L.C.	2,333,333	8.2%	0	2,333,333	0	2,333,333
Carlyle Holdings II L.P.	2,333,333	8.2%	0	2,333,333	0	2,333,333
TC Group Cayman Investment Holdings, L.P.	2,333,333	8.2%	0	2,333,333	0	2,333,333
TC Group Cayman Investment Holdings Sub L.P.	2,333,333	8.2%	0	2,333,333	0	2,333,333
CSP III AIV GP (Cayman), Ltd.	2,333,333	8.2%	0	2,333,333	0	2,333,333
CSP III AIV General Partner (Cayman), L.P.	2,333,333	8.2%	0	2,333,333	0	2,333,333
CSP III AIV (Cayman), L.P.	2,333,333	8.2%	0	2,333,333	0	2,333,333

Carlyle Strategic Partners II, L.P. is the record holder of 1,652,412 shares of Common Stock; held by CSP II Coinvestment, L.P. is the record holder of 97,377 shares of Common Stock; and CSP III AIV (Cayman), L.P. is the record holder of 2,333,333 shares of Common Stock.

13D

CUSIP No. 984249607	Page 22 of 26 Pages

Carlyle Group Management L.L.C. is the general partner of The Carlyle Group L.P., which is a publicly traded entity listed on NASDAQ. The Carlyle Group L.P. is the sole shareholder of Carlyle Holdings I GP Inc., which is the managing member of Carlyle Holdings I GP Sub L.L.C., which is the general partner of Carlyle Holdings I L.P., which is the managing member of TC Group, L.L.C., which is the general partner of TC Group Sub L.P., which is the managing member of TC Group CSP II, L.L.C., which is the general partner of CSP II General Partner, L.P., which is the general partner of each of Carlyle Strategic Partners II, L.P. and CSP II Coinvestment, L.P.

The Carlyle Group L.P. is also the managing member of Carlyle Holdings II GP L.L.C., which is the general partner of Carlyle Holdings II L.P., which is the general partner of TC Group Cayman Investment Holdings, L.P., which is the general partner of TC Group Cayman Investment Holdings Sub L.P., which is the sole shareholder of CSP III AIV GP (Cayman), Ltd., which is the general partner of CSP III AIV General Partner (Cayman), L.P., which is the general partner of CSP III AIV (Cayman), L.P.

(c)

Item 6 below summarizes the Stock Purchase Agreement and the Exchange Agreement and is incorporated herein by reference.

Except for Stock Purchase Agreement, the Exchange Agreement, and the Series A Sale, as described in Amendment No. 2, none of the Reporting Persons or Related Persons has effected any transactions in the Common Stock of the Issuer in the past sixty days.

(d)

None.

(e)

Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by the following:

On January 31, 2014, the transactions contemplated by the Stock Purchase Agreement and the Exchange Agreement closed. Pursuant to the Stock Purchase Agreement, CSP III purchases 2,333,333 shares of Common Stock from the Issuer for total consideration of $35,000,000. Pursuant to the Exchange Agreement, CSP II and CSP III Coinvest exchanged $20,190,552 in aggregate principal amount of the Issuer’s 10% Series B Convertible Senior Secured Notes due 2015 (the “Series B Notes”) for an aggregate of 1,386,044 shares of Common Stock.

Item 7.	Material to be Filed as Exhibits.

Exhibit Number	Description

1	Joint Filing Agreement.

13D

CUSIP No. 984249607	Page 23 of 26 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 4, 2014

CARLYLE GROUP MANAGEMENT L.L.C.

By:	/s/ R. Rainey Hoffman, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

THE CARLYLE GROUP L.P.
By:	Carlyle Group Management L.L.C., its general partner

By:	/s/ R. Rainey Hoffman, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

CARLYLE HOLDINGS I GP INC.

by:	/s/ R. Rainey Hoffman, attorney-in-fact
Name:	Daniel A. D’Aniello
Title:	Chairman

CARLYLE HOLDINGS I GP SUB L.L.C.
by:	Carlyle Holdings I GP Inc., its managing member

by:	/s/ R. Rainey Hoffman, attorney-in-fact
Name:	Daniel A. D’Aniello
Title:	Chairman

CARLYLE HOLDINGS I L.P.
by:	Carlyle Holdings I GP Sub L.L.C., its general partner
by:	Carlyle Holdings I GP Inc., its managing member

by:	/s/ R. Rainey Hoffman, attorney-in-fact
Name:	Daniel A. D’Aniello
Title:	Chairman

13D

CUSIP No. 984249607	Page 24 of 26 Pages

TC GROUP, L.L.C.
by:	Carlyle Holdings I L.P., its managing member
by:	Carlyle Holdings I GP Sub L.L.C., its general partner
by:	Carlyle Holdings I GP Inc., its managing member

by:	/s/ R. Rainey Hoffman, attorney-in-fact
Name:	Daniel A. D’Aniello
Title:	Chairman

TC GROUP SUB L.P.
by:	TC Group, L.L.C., its general partner
by:	Carlyle Holdings I L.P., its managing member
by:	Carlyle Holdings I GP Sub L.L.C., its general partner
by:	Carlyle Holdings I GP Inc., its managing member

by:	/s/ R. Rainey Hoffman, attorney-in-fact
Name:	Daniel A. D’Aniello
Title:	Chairman

TC Group CSP II, L.L.C.
by:	TC Group Sub L.P., its managing member
by:	TC Group, L.L.C., its general partner
by:	Carlyle Holdings I L.P., its managing member
by:	Carlyle Holdings I GP Sub L.L.C., its general partner
by:	Carlyle Holdings I GP Inc., its managing member

by:	/s/ R. Rainey Hoffman, attorney-in-fact
Name:	Daniel A. D’Aniello
Title:	Chairman

CSP II General Partner, L.P.
by:	TC Group CSP II, L.L.C., its general partner
by:	TC Group Sub L.P., its managing member
by:	TC Group, L.L.C., its general partner
by:	Carlyle Holdings I L.P., its managing member
by:	Carlyle Holdings I GP Sub L.L.C., its general partner
by:	Carlyle Holdings I GP Inc., its managing member

by:	/s/ R. Rainey Hoffman, attorney-in-fact
Name:	Daniel A. D’Aniello
Title:	Chairman

13D

CUSIP No. 984249607	Page 25 of 26 Pages

Carlyle Strategic Partners II, L.P.
by:	CSP II General Partner, L.P., its general partner
by:	TC Group CSP II, L.L.C., its general partner
by:	TC Group Sub L.P., its managing member
by:	TC Group, L.L.C., its general partner
by:	Carlyle Holdings I L.P., its managing member
by:	Carlyle Holdings I GP Sub L.L.C., its general partner
by:	Carlyle Holdings I GP Inc., its managing member

by:	/s/ R. Rainey Hoffman, attorney-in-fact
Name:	Daniel A. D’Aniello
Title:	Chairman

CSP II Coinvestment, L.P.
by:	CSP II General Partner, L.P., its general partner
by:	TC Group CSP II, L.L.C., its general partner
by:	TC Group Sub L.P., its managing member
by:	TC Group, L.L.C., its general partner
by:	Carlyle Holdings I L.P., its managing member
by:	Carlyle Holdings I GP Sub L.L.C., its general partner
by:	Carlyle Holdings I GP Inc., its managing member

by:	/s/ R. Rainey Hoffman, attorney-in-fact
Name:	Daniel A. D’Aniello
Title:	Chairman

CARLYLE HOLDINGS II GP L.L.C.
By:	The Carlyle Group L.P., its managing member
By:	Carlyle Group Management L.L.C., its general partner

by:	/s/ R. Rainey Hoffman, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

CARLYLE HOLDINGS II L.P.

by:	/s/ R. Rainey Hoffman, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

13D

CUSIP No. 984249607	Page 26 of 26 Pages

TC GROUP CAYMAN INVESTMENT HOLDINGS, L.P.
By:	Carlyle Holdings II L.P., its general partner

by:	/s/ R. Rainey Hoffman, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

TC GROUP CAYMAN INVESTMENT HOLDINGS SUB L.P.
By:	TC Group Cayman Investment Holdings, L.P., its general partner
By:	Carlyle Holdings II L.P., its general partner

by:	/s/ R. Rainey Hoffman, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

CSP III AIV GP (Cayman), Ltd.

by:	/s/ R. Rainey Hoffman, attorney-in-fact
Name:	Daniel A. D’Aniello
Title:	Chairman

CSP III AIV General Partner (Cayman), L.P.
By:	CSP III AIV GP (Cayman), Ltd., its general partner

by:	/s/ R. Rainey Hoffman, attorney-in-fact
Name:	Daniel A. D’Aniello
Title:	Chairman

CSP III AIV (CAYMAN), L.P.
By:	CSP III AIV General Partner (Cayman), L.P., its general partner
By:	CSP III AIV GP (Cayman), Ltd., its general partner

by:	/s/ R. Rainey Hoffman, attorney-in-fact
Name:	Daniel A. D’Aniello
Title:	Chairman